Exhibit 8

                               INDEMNITY AGREEMENT

IN CONSIDERATION OF EACH OF CHARLES C. SEVEN, an individual, and RONALD P. ROBERTSON, an individual (each, an "Indemnitee"), entering into and becoming a party to that certain Put and Call Agreement, dated as of January 29, 2003 (the "Put Agreement"), HAROLD CHARLES MOLL, an individual ("Indemnitor"), hereby assumes full responsibility and agrees to indemnify and save harmless each Indemnitee from and against all liabilities, losses, damages, costs, charges, counsel fees and other expenses of every kind, nature and character, which such Indemnitee may incur as a result of the obligations set forth in the Put Agreement.

The responsibility of the Indemnitor to indemnify, hold harmless and contribute as herein provided is limited to the actual contribution made by each Indemnitee pursuant to the Put Agreement and shall be offset by any income actually received by such Indemnitee pursuant to the Put Agreement.

Indemnitor shall post 1,000,000 shares of "free-trading," unrestricted common stock of Thinka Weight-Loss Corporation, a Nevada corporation (the "Collateral"), as collateral for Indemnitor's obligations under this Agreement. Each Indemnitee shall not be under any obligation to prosecute or to defend any action or suit in relation to such Indemnitee's obligations under the Put Agreement which may involve an expense or liability on behalf or against such Indemnitee, unless the Indemnitor shall, when such occasion arises, furnish such Indemnitee with satisfactory security for expense or liability. Indemnitor shall enter into a separate pledge and security agreement (the "Pledge") granting to the Indemnitees a perfected security interest in the Collateral. If suit is brought on this Indemnity Agreement, any judgment obtained will be enforced only against the Collateral and against the proceeds of sale or other disposition thereof, and not personally against Indemnitor, his heirs or assigns. Nothing in this paragraph shall be deemed to be a release or impairment of the obligations created by this Indemnity Agreement or of the security interest in the Collateral granted under the Pledge or, except as expressly provided herein, to preclude any Indemnitee from enforcing or exercising its rights and remedies under the Pledge.




Dated:  January 29, 2003
        ----------------

/s/  Harold Charles Moll
----------------------------------
HAROLD CHARLES MOLL, an individual